SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                         No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange, dated April 11, 2007, attaching a press release regarding Dr. Amadeo Ramón Vázquez.

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, April 11, 2007

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: Press Release

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to attach a Press Release that the Company has made public today.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

PRESS RELEASE

TELECOM ARGENTINA S.A.

In view of the upcoming Shareholders Meeting summoned for April 27, 2007, Dr. Amadeo Ramón Vázquez has sent a letter to the Board of Directors of the Company informing his decision to cease as Chairman of the Board, effective at the time of such Meeting, and to continue his career as independent director in important local and foreign companies, in the academic forum, and philanthropic pursuits.

The Board of Directors is grateful for the performance of Dr. Vázquez as Chairman during the last four and a half years during which time he was very supportive of decisions of the shareholders and actions taken by management that have resulted to be very important for the development and progress of the organization.

Dr. Vázquez was summoned to his current functions in November 2002, after an extensive career in the banking industry and top management of corporations.

During the years that Dr. Vázquez was Chairman, Telecom Argentina successfully resolved situations derived from the 2001 crisis and has redesigned its future: its has concluded with its debt restructuring, it has deepened its corporate values by implementing the best practices in corporate governance and social responsibility, and has implemented new business models for its investment plans incorporating technological developments that consolidate its leadership in the telecommunication and multimedia industry.

Hereby, the Board of Directors of Telecom Argentina publicly informs the decision of Dr. Amadeo Vázquez and reiterates its profound gratefulness for his dedication as Chairman.

THE BOARD OF DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 12, 2007	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	Chairman of the Board of Directors